Exhibit 12.1

Energy Transfer Partners, L.P.

Computation of Ratio of Earnings to Fixed Charges

(in millions, except for ratio amounts)

(Unaudited)

	Six Months Ended June 30,	Years Ended December 31,
	2013	2012	2011	2010	2009	2008
Fixed Charges:
Interest expense, net	$422	$665	$474	$413	$395	$267
Capitalized interest	17	99	13	28	16	22
Loss on extinguishment of debt	—	(115)	—	—	—	—
Interest charges included in rental expense	7	7	3	1	2	1

Total fixed charges	446	656	490	442	413	290
Earnings:
Income from continuing operations before noncontrolling interest and income taxes	898	1,819	719	639	810	893
Less: equity in earnings (loss) of affiliates	109	142	26	12	21	—

Total earnings	789	1,677	693	627	789	893
Add:
Fixed charges	446	656	490	442	413	290
Amortization of capitalized interest	3	4	3	2	2	1
Distributed income of equity investees	109	132	26	12	21	—
Less:
Interest capitalized	(17)	(99)	(13)	(28)	(16)	(22)

Income available for fixed charges	$1,330	$2,370	$1,199	$1,055	$1,209	$1,162
Ratio of earnings to fixed charges	2.98	3.61	2.45	2.39	2.93	4.01